

Victor Demmendal · 2nd

TheONE expert | Share and acquire knowledge |
CallTheONE.com

Rotterdam Area, Netherlands · 500+ connections · **Contact info**

 **TheONE expert**

 **Rotterdam University Applied Sciences**

Experience



TheONE that keeps it cool

TheONE expert

Feb 2018 – Present · 2 yrs 6 mos

Amstelveen

WE'RE THE ONES and we are everywhere.
We believe in ONE world where everyONE is connected and willing to share. Because everyON
can be of value for another. That's why we're always available via live video interaction.

We're coaches, plumbers, location scouts, professional advisors and much more. We're here
for you. We are the community of tomorrow. The new standard, helping you out.

You know more than you know. So start sharing your expertise or skills and make pe ...**see mor**



Partner & Creative Missionary at Mindd

Mindd Agency

Feb 2014 – Present · 6 yrs 6 mos

Amstelveen, The Netherlands

Mindd is a communication agency. A bunch of creative minds with a mission. We unite like-
minded people, sharing positive answers. Our expertise is marketing communication,
motivation & activation to contribute to a more future friendly world.



Creative Accelerator at Lookalong
Lookalong
Jan 2017 – Feb 2018 · 1 yr 2 mos
Amstelveen, The Netherlands

CONNECTING PEOPLE & PLACES | LIVE & INTERACTIVE
Lookalong is an online platform where you will find people with the skills you need. From coach
to cook and from travel guide to linguist. All you have to do is search and start an instant video
call. And the best is: you pay by the minute! **...see mor**

Co-Founder & boardmember
Stichting Tennis4Life
Jan 2012 – Dec 2016 · 5 yrs
Rotterdam Area, Netherlands

Stichting Tennis4Life provides a platform for all tennis enthousiasts to combine their passion
for the sport and raise funds to fight against cancer. Every tennis club and everyone who loves
this sport and who wants to contribute to conquer this decease can join in.
go to www.stichtingtennis4life.nl and contact us. **...see mor**



Account Director & Project Leader
Quince Amsterdam B.V.
Mar 2010 – Jan 2014 · 3 yrs 11 mos

Focus on strategic marketing, channel marketing, change management, operational excellence
project management & account management.
Co-creating for a creative multi-level communication & advertising agency with a healthy
balance between client, work and social responsibility. Ensuring quality of work with **...see mor**

Show 3 more experiences ⌄

Education



Rotterdam University of Applied Sciences
Bba, International Management, Marketing, Economics, Finance, English, German, Strategic
Management
2000 – 2004
Activities and Societies: Member of the board of Eunite, the students union of the International
School of Economics Rotterdam, for 4 years.

Within Hogeschool Rotterdam I studied at the international department of the HR/HES. The
International School of Economics Rotterdam - nowadays know as the Rotterdam Business
School

Fachhochschule Münster

 Dipl BWL, Betriebswirtschaftslehre - European Business Program (EBP)
2000 – 2004

Within the FH Munster I studied at the international department - within the European Business
Program.

Caland Lyceum

Skills & Endorsements

Marketing Communications · 31

 Endorsed by **2 of Victor's colleagues at Calltheone.com**

Strategy · 19

 Endorsed by **4 of Victor's colleagues at Quince Solutions**

Marketing · 15

 Endorsed by **4 of Victor's colleagues at Quince Solutions**

Show more ⌄

Recommendations

Received (2)   Given (2)

 **Ruben Heere**
Owner, CEO, Blammo Media
& Blammo Events
February 9, 2010, Ruben
worked with Victor but at
different companies

Victor is a great Marketing Manager with very good social s
and just the type of man you would want as your contectior
dealing with a big multinational firm such as Samsung. He
understands both the corporate and creative language and
makes him an ideal liaison between both worlds.

 **Ben Steenstra**
Creative missionair at
calltheONE.com

Victor is a great person to work with and work for as he is
respectfully focused on results and still open minded. Victo
willing to look at things from a multiple point of view and is

June 9, 2009, Ben worked with Victor but at different companies

proffesional at his approach. Willing to help and control pro and challenges. Special about him is his approach of... **See**

